

April 9, 2014

<u>Via E-mail:</u>
Mr. Joseph R. Ianniello
Chief Financial Officer
CBS Corporation
51 W. 52nd Street
New York, NY 10019

      Re: CBS Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed February 14, 2014
              File No. 1-09553

Dear Mr. Ianniello:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

2013 vs. 2012, page II-15

1.   Of the total $3.14 billion of receivables outstanding at December 31, 2013, $1.52 billion would be due in 2014 and $1.62 billion in the years thereafter. Please tell us why you report all of the $3.14 billion of receivables under current assets. Additionally, please clarify if all amounts billed had been recognized into revenues.

Revenue Recognition, pages II-46 and II-47

2.   Regarding revenues from the licensing of television programming, please clarify if such revenues are recognized in the period that the television series is made available to the

licensee *for immediate broadcast*. Additionally, tell us why there is a significant timing difference between revenue recognition and when payments under the licensing arrangements are due. In addition, please also provide context to Mr. Ianniello's reference to working with "partners to see how they want to stagger availability" of shows in a statement made during your 4Q 2013 Earnings Call.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (201-551-3208 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director